

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 4, 2016

Via E-mail
Mr. Wayne M. Rehberger
Chief Financial Officer
Engility Holdings, Inc.
3750 Centerview Drive
Chantilly, VA 20151

     Re: **Engility Holdings, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2014
               Filed March 4, 2015
               File No. 1-35487

Dear Mr. Rehberger:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                              Sincerely,

                                              /s/ W. John Cash

                                              W. John Cash
                                              Accounting Branch Chief
                                              Office of Manufacturing and Construction

cc: Thomas O. Miller, Esq., Engility Holdings, Inc.
       Richard B. Harkey, Engility Holdings, Inc.
       Jay H. Knight, Esq., Bass, Berry & Sims PLC